Exhibit 21.1

SUBSIDIARIES

Name	State of Incorporation
Concept Pharmaceuticals, LLC	Alabama
SeniorScript, LLC	Alabama
R/Xx Pharmacy Solutions, Inc.	Arizona
First Rx Specialty and Mail Services, LLC.	Delaware
HealthExtras Benefits Administrator, Inc.	Delaware
HospiScript Services, LLC	Delaware
U.S. Scripts, Inc.	Delaware
Managed Healthcare Systems, Inc.	Florida
APS Benefits Corporation.	Maryland
Catalyst Consultants	Nevada
Catalyst Rx	Nevada
Catalyst Rx Government Services, Inc.	Nevada
Catalyst Rx Rebate Management, Inc.	Nevada
Catalyst PRx, LLC	Nevada
Catalyst PRx Government Services, LLC	Nevada
Catalyst Rx IPA, Inc.	New York
Immediate Pharmaceutical Services, Inc.	Ohio